Exhibit 99.1
MAXCOM TELECOMUNICACIONES, S.A. DE C.V. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
MAXCOM TELECOMUNICACIONES
Earnings per share

	2002	2003	2004	2005	2006
Weighted average shares (Basic EPS)	157,145,892	256,201,700	293,031,594	403,521,275	442,928,027
Weighted average shares (Diluted EPS)	157,145,892	256,201,700	293,031,594	403,521,275	467,628,430

Net (loss) Income under US GAAP	(410,075)	(428,337)	1,271,427	178,890	12,009
BASIC EPS US GAAP	(2.61)	(1.67)	4.34	0.44	0.03
DILUTED EPS US GAAP	(2.61)	(1.67)	4.34	0.44	0.03
Net (loss) Income under MEX GAAP	(861,659)	(415,292)	(138,706)	(74,127)	(28,207)
BASIC EPS MEX GAAP	(5.48)	(1.62)	(0.47)	(0.18)	(0.06)
DILUTED EPS MEX GAAP	(5.48)	(1.62)	(0.47)	(0.18)	(0.06)